Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Second Quarter		First Half
	2015	2014	2015	2014
Computation of Earnings:
Income before income taxes	$46,483	$23,921	$50,949	$28,814
Add:
Interest expense	6,227	6,864	13,070	13,610
Amortization of debt premium/discount and expenses	492	480	996	958
Interest portion of rent expense	728	645	1,387	1,263
Earnings as adjusted	$53,930	$31,910	$66,402	$44,645
Computation of Fixed Charges:
Interest expense	$6,227	$6,864	$13,070	$13,610
Capitalized interest	72	47	138	109
Amortization of debt premium/discount and expenses	492	480	996	958
Interest portion of rent expense	728	645	1,387	1,263
Fixed charges	$7,519	$8,036	$15,591	$15,940
Ratio of Earnings to Fixed Charges	7.17	3.97	4.26	2.80